Exhibit 11
Computation of Per Share Earnings

	Three Months Ended				Nine Months Ended
	July 31,				July 31,
	2008		2007		2008		2007
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$5,826	$5,826	$5,163	$5,163	$19,098	$19,098	$15,239	$15,239

Weighted-average shares
outstanding	6,414	6,414	6,379	6,379	6,414	6,414	6,379	6,379

Dilutive effect of stock options	--	25	--	61	--	31	--	56
	6,414	6,439	6,379	6,440	6,414	6,445	6,379	6,435

Income per common share	$ 0.91	$ 0.90	$ 0.81	$ 0.80	$ 2.98	$ 2.96	$ 2.39	$ 2.37